Exhibit 99.1

Cheetah Mobile Announces Third Quarter 2020

Unaudited Consolidated Financial Results

BEIJING, November 24th, 2020 — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company with global market coverage, today announced its unaudited consolidated financial results for the third quarter ended September 30, 2020.

Management Commentary

Mr. Sheng Fu, Cheetah Mobile’s Chairman and Chief Executive Officer, stated, “In the third quarter of 2020, our revenue came in ahead of management’s revenue guidance. However, we still face challenges in growing our total revenues in the coming quarters due to the unfavorable environment in overseas markets. On the other hand, we don’t expect our AI-related robotics business to generate significant revenues in the foreseeable future. During the third quarter of 2020, we continued to streamline our operations and cut our costs and expenses. In the quarter, our gross margin expanded to 69% from 60% in the same period last year. Our operating loss narrowed to RMB126 million from RMB257 million in the same period last year. By segment, both the operating profits for our utility products and related services and our mobile entertainment business improved year-over-year in the quarter. Looking ahead, we will continue to streamline our mobile Internet business, focus on the domestic market, and invest in our AI-related robotic business to create a long-term growth engine.”

Mr. Thomas Ren, Cheetah Mobile’s Chief Financial Officer, commented, “We continued to create shareholder value. During the third quarter of 2020, the Company disposed certain business and assets, which boosted our earnings. Our net income attributable to Cheetah Mobile shareholders was RMB259 million in the third quarter of 2020. More importantly, Cheetah Mobile’s balance sheet remains strong. As of September 30, 2020, we had cash, cash equivalents, restricted cash, short-term investments of US$235 million. Additionally, we had long-term investments of US$332 million.”

Third Quarter 2020 Consolidated Financial Results

REVENUES

Total revenues were RMB365.1 million (US$53.8 million) in the third quarter of 2020, representing a decrease of 60.3% year over year. Excluding the impact resulting from the deconsolidation of LiveMe, total revenues decreased by 46.7% year over year in the third quarter of 2020.

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Revenues from utility products and related services decreased by 47.3% year over year to RMB186.1 million (US$27.4 million) in the third quarter of 2020. The year-over-year decrease was primarily due to (i) a decline in the Company’s mobile utility product business in overseas markets, (ii) a decline in the Company’s mobile utility product business in the domestic market, and (iii) a decline in PC-related revenues. In the third quarter of 2020, approximately 65.4% of the Company’s revenues from its utility products and related services business were generated from advertising while the remaining portion of revenues were generated from other sources, such as user subscription services, anti-virus software sales and office software sales.

Revenues from the Company’s mobile utility product business in overseas markets decreased by 72% year over year to RMB39 million in third quarter of 2020. This decrease was mainly due to the suspension of the Company’s advertising collaborations with Google since February 2020. On February 21, 2020, the Company announced that the Company’s Google Play Store, Google AdMob, and Google AdManager accounts had been disabled, which adversely affected its ability to attract new users and generate revenue from Google.

Revenues from the Company’s mobile utility product business in the domestic market decreased by 52% year over year to RMB58 million in the third quarter of 2020. This year-over-year decrease was primarily as a result of the headwinds in the domestic online advertising market.

PC-related revenues decreased by 10% year over year to RMB90 million in the third quarter of 2020 as internet traffic continued to migrate from PCs to mobile devices.

Revenues from the mobile entertainment business decrease by 70.4% year over year to RMB157.7 million (US$23.2 million) in the third quarter of 2020. Excluding the impact resulting from the deconsolidation of LiveMe, revenues from the mobile games business decreased by 47.0% year over year to RMB157.7 million (US$23.2 million) in the third quarter of 2020. This decrease was primarily attributable to the suspension of the Company’s advertising collaborations with Google since February 2020. In the third quarter of 2020, approximately 48.1% of the Company’s revenues from its mobile games business were generated from advertising while the remaining portion of revenues were generated from in-game purchases.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 68.9% year over year to RMB113.6 million (US$16.7 million) in the third quarter of 2020. The decrease was primarily due to the deconsolidation of LiveMe and reduced bandwidth and cloud service costs, in particular, in overseas markets. Non-GAAP cost of revenues decreased by 69.0% year over year to RMB113.2 million (US$16.7 million) in the third quarter of 2020.

Gross profit decreased by 54.6% year over year to RMB251.5 million (US$37.0 million) in the third quarter of 2020. Non-GAAP gross profit decreased by 54.6% year over year to RMB251.9 million (US$37.1 million) in the third quarter of 2020.

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Gross margin was 68.9% in the third quarter of 2020, compared to 60.2% in the same period last year. Non-GAAP gross margin was 69.0% in the third quarter of 2020, compared to 60.3% in the same period last year.

OPERATING INCOME/LOSS AND EXPENSES

Total operating expenses decreased by 53.5% year over year to RMB377.5 million (US$55.6 million) in the third quarter of 2020. Total non-GAAP operating expenses decreased by 52.2% year over year to RMB370.8 million (US$54.6 million) in the third quarter of 2020.

•

Research and development expenses decreased by 47.8% year over year to RMB117.6 million (US$17.3 million) in the third quarter of 2020. This decrease was primarily attributable to a reduction in the personnel for the Company’s utility products and related services business and mobile games business in the overseas market as the Company chose to shift its focus from overseas markets to the domestic market. This decrease was also due to the deconsolidation of LiveMe. Non-GAAP research and development expenses decreased by 46.9% year over year to RMB112.5 million (US$16.6 million) in the third quarter of 2020.

•

Selling and marketing expenses decreased by 58.2% year over year to RMB165.5 million (US$24.4 million) in the third quarter of 2020. This decrease was mainly due to the reduction in promotional activities for the Company’s mobile games business. Non-GAAP selling and marketing expenses decreased by 58.0% year over year to RMB166.7 million (US$24.5 million) in the third quarter of 2020.

•

General and administrative expenses decreased by 51.9% year over year to RMB91.0 million (US$13.4 million) in the third quarter of 2020. This decrease was primarily due to reduced general and administrative personnel. Non-GAAP general and administrative expenses decreased by 47.1% year over year to RMB88.2 million (US$13.0 million) in the third quarter of 2020.

Operating loss was RMB126.0 million (US$18.6 million) in the third quarter of 2020, reduced from RMB257.1 million in the same period last year. Non-GAAP operating loss was RMB118.9 million (US$17.5 million) in the third quarter of 2020, reduced from RMB221.5 million in the same period last year.

The Company has reported its operating profit (loss) along the following segments since the second quarter of 2017:

•

Operating profit for utility products and related services was RMB51.2 million in the third quarter of 2020, increasing from RMB24.2 million in the same period last year due to reduced cost and expenses.

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•

Operating profit for the mobile entertainment business was RMB20.3 million in the third quarter of 2020, compared to an operating loss of RMB142.4 million in the same period last year due to reduced cost and expenses.

Share-based compensation expenses were RMB7.1 million (US$1.1 million) in the third quarter of 2020, compared to RMB35.5 million in the same period last year.

OTHER INCOME, NET

Other income, net was RMB378.3 million (US$55.7 million) in the third quarter of 2020, which was primarily due to the disposal of certain business and assets.

NET INCOME ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net income attributable to Cheetah Mobile shareholders was RMB259.2 million (US$38.2 million) in the third quarter of 2020, compared to RMB451.5 million in the same period last year.

Non-GAAP net income attributable to Cheetah Mobile shareholders was RMB266.3 million (US$39.2 million) in the third quarter of 2020, compared to RMB487.1 million in the same period last year.

NET INCOME PER ADS

Diluted earnings per ADS was RMB1.82 (US$0.27) in the third quarter of 2020, compared to RMB3.21 in the same period last year. Non-GAAP diluted earnings per ADS was RMB1.87 (US$0.28) in third quarter of 2020, compared to diluted earnings per ADS of RMB3.47 in the same period last year.

BALANCE SHEET

As of September 30, 2020, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB1,595.0 million (US$234.9 million).

SHARES ISSUED AND OUTSTANDING

As of September 30, 2020, the Company had a total of 1,398,070,144 Class A and Class B ordinary shares issued and outstanding. One ADS represents 10 Class A ordinary shares.

Business Outlook

For the fourth quarter of 2020, the Company expects its total revenues to be between RMB230 million (US$34 million) and RMB280 million (US$41 million). This amount reflects the Company’s current and preliminary expectations, which include the fact that the disposed business and assets will no longer be included in the Company’s revenues as well as the assumption the COVID-19 situation will not cause any significant disruptions to its operations throughout the remainder of the fourth quarter.

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Conference Call Information

The Company will hold a conference call on Tuesday, November 24, 2020, at 7:00 a.m. Eastern Time (or 8:00 p.m. Beijing Time) to discuss its financial results. Listeners may access the call by dialing the following numbers:

International: +1-412-902-4272

United States Toll Free: +1-888-346-8982

Mainland China Toll Free: 4001-201-203

Hong Kong Toll Free: 800-905-945

Conference ID: Cheetah Mobile

The replay will be accessible December 01, 2020 by dialing the following numbers:

International: +1-412-317-0088

United States Toll Free: +1-877-344-7529

Access Code: 10149829

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cmcm.com.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB6.7896 to US$1.00, the exchange rate in effect as of September 30, 2020, as set forth in the H.10 statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile Internet company with global market coverage. It has attracted hundreds of millions of monthly active users through its mobile utility products and casual games. The Company’s advertising customers include direct advertisers and mobile advertising networks. Through the Company’s advertising products, advertisers can promote their products and services to a wide range of mobile users. The Company also provides value-added services to its mobile application users through the sale of in-app virtual items on selected mobile products and games. Cheetah Mobile is committed to leveraging its cutting-edge artificial intelligence technologies to power its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

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Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures:

•	Non-GAAP cost of revenues excludes share-based compensation expenses

•	Non-GAAP gross profit excludes share-based compensation expenses

•	Non-GAAP gross margin excludes share-based compensation expense

•	Total non-GAAP operating expenses exclude share-based compensation expenses and impairment of goodwill

•	Non-GAAP research and development expenses exclude share-based compensation expenses

•	Non-GAAP selling and marketing expenses exclude share-based compensation expenses

•	Non-GAAP general and administrative expenses exclude share-based compensation expenses

•	Non-GAAP operating profit/loss excludes share-based compensation expenses and impairment of goodwill

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•	Non-GAAP net income/loss attributable to Cheetah Mobile shareholders excludes share-based compensation expenses and impairment of goodwill

•	Non-GAAP diluted income/loss per ADS excludes share-based compensation expenses and impairment of goodwill

The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliations of GAAP and Non-GAAP Results”.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 1600

Email: helenjingzhu@cmcm.com

ICR Inc.

Xinran Rao

Tel: +1 (646) 417-5395

Email: IR@cmcm.com

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CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	983,004	1,089,268	160,432
Restricted cash	2,638	1,134	167
Short-term investments	1,369,118	504,628	74,324
Accounts receivable	469,276	268,101	39,487
Prepayments and other current assets	936,109	1,091,981	160,831
Due from related parties	233,255	231,387	34,080

Total current assets	3,993,400	3,186,499	469,321

Non-current assets:
Property and equipment, net	103,397	91,989	13,549
Right-of-use assets, net	183,563	143,222	21,094
Intangible assets, net	44,476	19,597	2,886
Investment in equity investees	194,473	240,216	35,380
Other long term investments	2,322,251	2,013,325	296,531
Due from related parties	25,533	24,925	3,671
Deferred tax assets	31,951	38,810	5,716
Other non-current assets	112,700	121,764	17,934

Total non-current assets	3,018,344	2,693,848	396,761

Total assets	7,011,744	5,880,347	866,082

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank loans	—	68,101	10,030
Accounts payable	87,524	80,907	11,916
Accrued expenses and other current liabilities	1,504,728	1,436,631	211,593
Due to related parties	92,210	48,415	7,131
Income tax payable	60,657	45,710	6,732

Total current liabilities	1,745,119	1,679,764	247,402

Non-current liabilities:
Deferred tax liabilities	82,847	66,110	9,737
Other non-current liabilities	189,231	299,918	44,174

Total non-current liabilities	272,078	366,028	53,911

Total liabilities	2,017,197	2,045,792	301,313

Shareholders’ equity:
Ordinary shares	225	234	34
Additional paid-in capital	2,649,342	2,727,276	401,684
Retained earnings	1,944,938	783,071	115,334
Accumulated other comprehensive income	337,773	281,810	41,506

Total Cheetah Mobile shareholders’ equity	4,932,278	3,792,391	558,558
Noncontrolling interests	62,269	42,164	6,210

Total equity	4,994,547	3,834,555	564,768

Total liabilities and equity	7,011,744	5,880,347	866,082

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CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share(or ADS) data)

	For The Three Months Ended
	September 30, 2019	June 30, 2020	September 30, 2020	September 30, 2020
	RMB	RMB	RMB	USD
Revenues	919,919	394,210	365,098	53,773
Utility products and related services	352,932	195,361	186,136	27,414
Mobile entertainment	532,234	179,398	157,665	23,222
AI and others	34,753	19,451	21,296	3,137

Cost of revenues (a)	(365,748)	(113,661)	(113,584)	(16,729)

Gross profit	554,171	280,549	251,514	37,044

Operating income and expenses:
Research and development (a)	(225,492)	(125,036)	(117,627)	(17,325)
Selling and marketing (a)	(395,875)	(205,562)	(165,547)	(24,382)
General and administrative (a)	(189,085)	(133,840)	(91,021)	(13,406)
Other operating (expense) income	(778)	998	(3,354)	(494)

Total operating income and expenses	(811,230)	(463,440)	(377,549)	(55,607)

Operating loss	(257,059)	(182,891)	(126,035)	(18,563)
Other income (expenses):
Interest income, net	27,556	8,496	7,228	1,065
Foreign exchange (loss) gain, net	(1,336)	(3,409)	32,690	4,815
Gain (loss) from equity method investments, net	3,396	(5,452)	3,115	459
Other income, net	732,852	453,549	378,297	55,717

Income before taxes	505,409	270,293	295,295	43,493
Income tax expenses	(56,819)	(82,198)	(31,794)	(4,683)

Net income	448,590	188,095	263,501	38,810
Less: net (loss) income attributable to noncontrolling interests	(2,946)	(5,626)	4,333	638

Net income attributable to Cheetah Mobile shareholders	451,536	193,721	259,168	38,172

Earnings per share
Basic	0.32	0.14	0.18	0.03
Diluted	0.32	0.14	0.18	0.03

Earnings per ADS
Basic	3.22	1.41	1.83	0.27
Diluted	3.21	1.38	1.82	0.27

Weighted average number of shares outstanding
Basic	1,368,904,228	1,383,251,669	1,416,988,202	1,416,988,202
Diluted	1,376,116,022	1,405,836,201	1,421,872,320	1,421,872,320
Weighted average number of ADSs outstanding
Basic	136,890,423	138,325,167	141,698,820	141,698,820
Diluted	137,611,602	140,583,620	142,187,232	142,187,232

Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	127,208	(2,116)	(106,081)	(15,624)
Unrealized (loss) gain on available-for-sale securities, net	(698)	—	—	—

Other comprehensive income (loss)	126,510	(2,116)	(106,081)	(15,624)

Total comprehensive income	575,100	185,979	157,420	23,186
Less: Total comprehensive (loss) income attributable to noncontrolling interests	(2,048)	(5,426)	3,563	525

Total comprehensive income attributable to Cheetah Mobile shareholders	577,148	191,405	153,857	22,661

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CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	For The Three Months Ended
	September 30, 2019	June 30, 2020	September 30, 2020	September 30, 2020
(a) Share-based compensation expenses	RMB	RMB	RMB	USD
Cost of revenues	114	230	366	54
Research and development	13,686	11,826	5,099	751
Selling and marketing	(660)	785	(1,120)	(165)
General and administrative	22,379	37,359	2,782	410

Total	35,519	50,200	7,127	1,050

CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for per share data )

	For The Three Months Ended September 30, 2020
	GAAP Result	Share-based Compensation	Non-GAAP Result	Non-GAAP Result
	RMB	RMB	RMB	USD
Revenues	365,098	—	365,098	53,773
Cost of revenues	(113,584)	366	(113,218)	(16,675)

Gross profit	251,514	366	251,880	37,098

Research and development	(117,627)	5,099	(112,528)	(16,574)
Selling and marketing	(165,547)	(1,120)	(166,667)	(24,547)
General and administrative	(91,021)	2,782	(88,239)	(12,996)
Other operating expense	(3,354)	—	(3,354)	(494)

Total operating income and expenses	(377,549)	6,761	(370,788)	(54,611)

Operating loss	(126,035)	7,127	(118,908)	(17,513)
Net income attributable to Cheetah Mobile shareholders	259,168	7,127	266,295	39,221

Diluted earnings per ordinary share (RMB)	0.18	0.01	0.19
Diluted earnings per ADS (RMB)	1.82	0.05	1.87
Diluted earnings per ADS (USD)	0.27	0.01	0.28

	For The Three Months Ended June 30, 2020
	GAAP Result	Share-based Compensation	Non-GAAP Result
	RMB	RMB	RMB
Revenues	394,210	—	394,210
Cost of revenues	(113,661)	230	(113,431)

Gross profit	280,549	230	280,779

Research and development	(125,036)	11,826	(113,210)
Selling and marketing	(205,562)	785	(204,777)
General and administrative	(133,840)	37,359	(96,481)
Other operating income	998	—	998

Total operating income and expenses	(463,440)	49,970	(413,470)

Operating loss	(182,891)	50,200	(132,691)
Net income attributable to Cheetah Mobile shareholders	193,721	50,200	243,921

Diluted earnings per ordinary share (RMB)	0.14	0.04	0.17
Diluted earnings per ADS (RMB)	1.38	0.36	1.74

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	For The Three Months Ended September 30, 2019
	GAAP Result	Share-based Compensation	Non-GAAP Result
	RMB	RMB	RMB
Revenues	919,919		919,919
Cost of revenues	(365,748)	114	(365,634)

Gross profit	554,171	114	554,285

Research and development	(225,492)	13,686	(211,806)
Selling and marketing	(395,875)	(660)	(396,535)
General and administrative	(189,085)	22,379	(166,706)
Other operating expense	(778)	—	(778)

Total operating income and expenses	(811,230)	35,405	(775,825)

Operating loss	(257,059)	35,519	(221,540)
Net income attributable to Cheetah Mobile shareholders	451,536	35,519	487,055

Diluted earnings per ordinary share (RMB)	0.32	0.03	0.35
Diluted earnings per ADS (RMB)	3.21	0.26	3.47

CHEETAH MOBILE INC.

Information about Segment

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for percentage)

	For The Three Months Ended September 30, 2020
	Utility Products and Related Services	Mobile Entertainment	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB	USD
Revenue	186,136	157,665	21,296	—	365,098	53,773
Operating profit (loss)	51,155	20,296	(190,358)	(7,127)	(126,035)	(18,563)
Operating margin	27.5%	12.9%	(893.9)%	—	(34.5)%	(34.5)%

	For The Three Months Ended June 30, 2020
	Utility Products and Related Services	Mobile Entertainment	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	195,361	179,398	19,451	—	394,210
Operating profit (loss)	56,460	(20,851)	(168,300)	(50,200)	(182,891)
Operating margin	28.9%	(11.6)%	(865.3)%	—	(46.4)%

	For The Three Months Ended September 30, 2019
	Utility Products and Related Services	Mobile Entertainment	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	352,932	532,234	34,753	—	919,919
Operating profit (loss)	24,248	(142,423)	(103,365)	(35,519)	(257,059)
Operating margin	6.9%	(26.8)%	(297.4)%		(27.9)%

*	Unallocated expenses refer to SBC expenses and goodwill impairment that are not allocated to individual segments.

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CHEETAH MOBILE INC.

Reconciliation from Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For The Three Months Ended
	September 30, 2019	June 30, 2020	September 30, 2020	September 30, 2020
	RMB	RMB	RMB	USD
Net income attributable to Cheetah Mobile shareholders	451,536	193,721	259,168	38,172
Add:
Income tax expenses	56,819	82,198	31,794	4,683
Interest income, net	(27,556)	(8,496)	(7,228)	(1,065)
Depreciation and amortization	16,193	18,528	17,297	2,548
Net (loss) income attributable to noncontrolling interests	(2,946)	(5,626)	4,333	638
Other income, net	(734,912)	(444,688)	(414,102)	(60,991)
Share-based compensation	35,519	50,200	7,127	1,050

Adjusted EBITDA	(205,347)	(114,163)	(101,611)	(14,965)

CHEETAH MOBILE INC.

Revenues Generated from PC-based and Mobile-based Applications and Services

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For The Three Months Ended
	September 30, 2019	June 30, 2020	September 30, 2020	September 30, 2020
	RMB	RMB	RMB	USD
PC	123,789	118,343	109,218	16,086
Mobile	796,130	275,867	255,880	37,687

Total	919,919	394,210	365,098	53,773

CHEETAH MOBILE INC.

Revenues Generated from Domestic and Overseas Markets

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For The Three Months Ended
	September 30, 2019	June 30, 2020	September 30, 2020	September 30, 2020
	RMB	RMB	RMB	USD
Domestic	299,339	163,589	161,882	23,843
Overseas	620,580	230,621	203,216	29,930

Total	919,919	394,210	365,098	53,773

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